VIA EDGAR

June 26, 2013

Kevin Woody Accounting Branch Chief Division of Corporation Finance United States Securities & Exchange Commission 100 F Street, NE Washington, DC 20549-6010	Howard Efron Staff Accountant Division of Corporation Finance United States Securities & Exchange Commission 100 F Street, NE Washington, DC 20549-6010

Re:	HEALTH CARE REIT, INC.:

Form 10-K for Fiscal Year Ended December 31, 2012

Filed February 26, 2013

SEC File No. 1-8923

Dear Messrs. Woody and Efron:

The purpose of this letter is to respond to the comments raised in your letter addressed to Health Care REIT, Inc. (the “Company”) dated May 21, 2013. Our response to each comment is set forth below and, as indicated below, a disclosure will be included in future periodic filings, amendments and updates thereto or future proxy statements, as the case may be.

Form 10-K for the fiscal year ended December 31, 2012

Item 1. Business

Investment Types, page 6

1.	We note your disclosure that certain of your hospitals and your triple-net lease properties are subject to purchase options held by lessees as of December 31, 2012. Please summarize the general nature of how these purchase options typically relate to your business decisions to either purchase a property or develop a property and also whether or not you proactively offer such options in exchange for negotiating better leasing terms with a potential lessee. Tell us the extent to which your property portfolio is optioned out as of December 31, 2012. In your response, please tell us whether any of these options may require you to sell the properties at a discount to market price and/or carrying value and clarify for us how you have modified your impairment analyses for properties subject to purchase options. Additionally, please tell us whether any property dispositions were related to such option exercises during each year presented within your financial statements.

June 26, 2013

RESPONSE:

Purchase options are not a major consideration in our business decision-making process to acquire or develop properties. We do not proactively offer such options in exchange for negotiating better leasing terms with a potential lessee.

As of December 31, 2012, our triple-net seniors housing and hospital properties represented 48% of our investment portfolio. Of that portion of our portfolio, 54% did not contain purchase options. Approximately 14% of our portfolio contains purchase options that may result in selling certain properties at a discount to market price. If any of these properties have an indicator of impairment, we include the appropriate expected sales price in our analysis of undiscounted cash flows.

During the three years ended December 31, 2012, we sold 149 triple-net seniors housing and hospital properties with a total book balance of $737.7 million, generating $208.5 million in gains. Of these dispositions, only 17 properties with a combined book balance of $74.6 million (or 10% of total dispositions) were done pursuant to the purchase options in the original lease.

Item 2. Properties, page 39

2.	We note your lease expirations table on page 39 and your correspondence dated April 13, 2011 regarding your Form 10-K for the fiscal year ended December 31, 2010. In future Exchange Act reports, please expand the table to include the units/beds covered by expiring leases at senior housing and hospital properties. Please also revise your table to indicate the number of medical office buildings leases that are expiring for each of the years presented.

RESPONSE:

In future periodic reports beginning with the year ended December 31, 2013, we will update our disclosure for lease expirations as requested.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 43

3.	We note your risk factor disclosure related to your potential exposure to significant tenant and operator credit issues. With respect to your senior housing triple-net properties and your senior housing operating properties, please include in future Exchange Act reports a discussion on how management monitors significant tenant and operating partner credit quality and identify any material changes in quality.

June 26, 2013

RESPONSE:

In paragraph two of “Business Strategy” section of Management’s Discussion and Analysis of Financial Condition and Results of Operations, we discuss how management monitors significant tenant and operating partner credit quality. These methods are consistent with our critical accounting policies for impairment of long-lived assets and allowance for loan losses. As such, material changes in credit quality may result in impairments and/or loan loss charges which are discussed as and when they occur in our periodic reports.

4.	In future Exchange Act reports, to the extent you have material development activity, please disclose for each pending development the anticipated completion date, the scope of the development, such as estimated square feet or beds, the costs incurred to date and the budgeted costs. For completed developments, please disclose the actual costs incurred on a per square foot or bed basis and clarify whether leasing costs are included.

RESPONSE:

In future periodic reports beginning with the year ended December 31, 2013, we will update our disclosure for pending and completed development activity as requested.

Results of Operations, page 51

5.	We note your discussion on page 59 of how you define same store cash NOI. In future Exchange Act reports, please clarify what is meant by properties that are “transitioned” for purposes of exclusion from the same-store pool. To the extent that properties are excluded from the pool for reasons other than development, disposition or acquisition, please quantify the number of properties removed and the reasons for their removal.

RESPONSE:

A “transitioned” property generally means when we change the operator of a triple-net property and enter into a new lease arrangement which is substantially different than the historical lease arrangement relating to that property. We believe that a change of this type reduces the analytical value of the same store comparison and as such we would remove that property from same store until we have a full year of activity with the new operator to facilitate an appropriate comparison.

We note that, although we included this potential exclusion reference in our Annual Report on Form 10-K for the year ended December 31, 2012, we did not in fact exclude any “transitioned” properties from the same store analysis. Virtually all properties excluded from the same store comparison were acquisitions, developments or classified as discontinued operations (i.e., pending dispositions). Other property exclusions included eight land parcels and three medical office buildings that were structured as loans and thus not comparable to standard medical office building investments.

June 26, 2013

In future periodic reports beginning with the year ended December 31, 2013, we will quantify and explain any properties that are excluded from the same store pool for reasons other than acquisitions, developments or classification as discontinued operations.

Financial Statements

Consolidated Statements of Cash Flows, page 76

6.	It appears that you have included acquisitions of and improvements to operating real estate and the acquisition of and improvements to real estate under development in a single line caption “Investment in real property, net of cash acquired” within the investing section of the cash flow statement. In future filings, please disclose separately the amounts paid for acquisitions separate from improvements and additionally disclose acquisitions separately from development activities. In addition, please include a discussion, within your MD&A of your improvements including a breakdown of these expenditures between new development, redevelopment/renovations, tenant allowances and other capital expenditures by year and a discussion of significant fluctuations between years. Lastly, please disclose the amount of soft costs for interest and payroll expenditures capitalized for all periods presented with a narrative discussion of significant fluctuations.

RESPONSE:

In future periodic reports beginning with the year ended December 31, 2013, we will modify our statement of cash flows to disclose separately the amounts paid for acquisitions separate from improvements and additionally disclose acquisitions separately from development activities.

In future periodic reports beginning with the year ended December 31, 2013, we will include a discussion within our Management’s Discussion and Analysis of Financial Condition and Results of Operations of our improvements, including a breakdown of expenditures between new development, redevelopment/renovations, tenant allowances and other capital expenditures by year and a discussion of significant fluctuations between years.

We note that our Consolidated Statements of Cash Flows and Note 3 to our Consolidated Financial Statements disclose the amount of soft costs for interest capitalized. In future periodic reports beginning with the year ended December 31, 2013, we will include a narrative discussion of significant fluctuations related to capitalized interest. We capitalize an insignificant amount of payroll expenditures. Given its immateriality, we do not intend to begin disclosure of this activity. We will continue to monitor this activity and if it becomes material in the future we will begin to disclose the amounts and discuss significant fluctuations.

June 26, 2013

7.	We note that for the year ended December 31, 2010 and for the quarter ended March 31, 2013, that cash distributions exceeded net cash provided from operating activities on your consolidated statements of cash flows. Please address the source of funds that are used to make these excess distributions within Management’s Discussion and Analysis of Financial Condition and Results of Operations.

RESPONSE:

Cash distributions exceeded net cash provided from operating activities by $5.5 million and $16.3 million for the year ended December 31, 2010 and the three months ended March 31, 2013, respectively. For both periods, the source of funds used to make excess distributions was available cash on-hand. For the year ended December 31, 2010, cash increased from $35.5 million at December 31, 2009 to $131.6 million at December 31, 2010. For the three months ended March 31, 2013, cash decreased from $1.0 billion at December 31, 2012 to $269.8 million at March 31, 2013. In future periodic reports beginning with the quarter ended June 30, 2013, we will address the source of funds that are used to make excess distributions, if any, within our Management’s Discussion and Analysis of Financial Condition and Results of Operations.

*            *            *

In connection with responding to your comments, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope you will find the foregoing responsive to your comments. If you have any questions regarding any of the above, please do not hesitate to call Paul D. Nungester, Senior Vice President and Controller of the Company, or the undersigned, Scott A. Estes, at 419-247-2800. Thank you very much.

Very truly yours,
HEALTH CARE REIT, INC.

By:	/s/ Scott A. Estes
Scott A. Estes
Its:	Executive Vice President and
Chief Financial Officer

June 26, 2013

cc:	Erin Martin, Staff Attorney U.S. SEC

Mike McTiernan, Assistant Director U.S. SEC

Paul D. Nungester, Jr., Senior Vice President & Controller Health Care REIT, Inc.

May Ellen Pisanelli, Esq. Shumaker, Loop & Kendrick, LLP